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                           September 14, 2023

       Daniel Nelson
       Chief Executive Officer
       Signing Day Sports, Inc.
       8355 E Hartford Dr. Suite 100
       Scottsdale, AZ 85255

                                                        Re: Signing Day Sports,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed August 31,
2023
                                                            File No. 333-271951

       Dear Daniel Nelson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2023 letter.

       Amendment to Form S-1 filed on August 31, 2023

       Consolidated Statements of Operations, page F-3

   1. Please explain why you have a negative balance for revenue for the three months ended
                                                        June 30, 2022. Refer to
your basis in accounting literature.
 Daniel Nelson
FirstName LastNameDaniel   Nelson
Signing Day Sports, Inc.
Comapany 14,
September  NameSigning
              2023       Day Sports, Inc.
September
Page 2    14, 2023 Page 2
FirstName LastName
Notes to the Consolidated Financial Statements
Note 4 - Internally Developed Software, page F-11

2. We refer to your statement on page 47 and 49 that amortization of software development labor costs will begin July 1, 2023. Please expand your disclosure to explain why amortization of software development costs will begin on July 1, 2023. Also, this statement appears to be inconsistent with your disclosure that shows accumulated amortization of $27,207 as of June 30, 2023. Please explain.
        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at 202-551-3887, or Matthew Crispino, Staff Attorney, at 202-551-3456 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Louis Bevilacqua